# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
ARdVRk Technologies, Inc.

*Legal status of issuer*

       **Form**
       C-Corporation

       ***Jurisdiction of Incorporation/Organization***
       Delaware

       ***Date of organization***
       February 15, 2017

*Physical address of issuer*
300 Carnegie Center Drive, Suite 150, Princeton, NJ 08540

*Website of issuer*
https://www.ardvrktech.com

*Current number of employees*
2

|  | Most recent fiscal year-end | Prior fiscal year-end |
| --- | --- | --- |
| **Total Assets** | $702,460 | $418,270 |
| **Cash & Cash Equivalents** | $667,411 | $405,774 |
| **Accounts Receivable** | $0 | $10,000 |
| **Short-term Debt** | $351,089 | $1,224,194 |
| **Long-term Debt** | $2,924,303 | $1,000,000 |
| **Revenues/Sales** | $17,949 | $435,524 |
| **Cost of Goods Sold** | $26,286 | $267,178 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $-784,083 | $-374,093 |

**EXHIBITS**
EXHIBIT A: Annual Report
EXHIBIT B: Financials

# ARDVRK TECHNOLOGIES, INC.
# ANNUAL REPORT
# (EXHIBIT A TO FORM C-AR)
# APRIL 26, 2021



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

ARDVRK Technologies, Inc. is a Delaware C-Corporation, formed on February 15, 2017.

The Company is located at 300 Carnegie Center Drive, Suite 150, Princeton, NJ 08540.

The Company's website is https://www.ardvrktech.com.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The AR & VR Medical Device market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company has not prepared any audited financial statements.*** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

***The Company's success is dependent on consumer adoption of virtual and augmented reality medical devices, a relatively unproven market.*** The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results could be harmed. The market for virtual reality and associated systems is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of virtual reality systems that the Company has experienced in the past will continue in the future.

***The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations.*** The healthcare and medical tech industries are heavily regulated and closely scrutinized by federal, state, and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities, and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, and overpayment recoupment. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability and negatively affect the business. Any action against the Company for violation of these laws or regulations, even if they successfully defend against it, could cause them to incur significant legal expenses, divert management's attention from the operation of the business, and result in adverse publicity.

***The Company is still testing an early version of its product.*** Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

***The Company does not have an employment contract in place with all employees.*** Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

***The company has engaged in Related Party Transactions.*** From 2016 through 2020, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2020 and 2019, aggregate balances on these convertible debts totaled $2,868,482 and $1,985,000, respectively, of which $550,000 and $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis. As of December 31, 2019, $860,000 in note principal had matured. During 2020, the Company extended the maturity date of these notes upon receipt of consent from the noteholders. Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $2,500,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 90% (10% discount) of the lowest per share purchase price paid in cash by investors in the qualified financing and 2) a price per share obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and all exercise of stock options or warrants that may be outstanding). In the event the Company consummates, on or prior to the maturity date, an equity financing that does not constitute a qualified financing, then the holders shall have the option to convert the notes and interest thereon at 80% (20% discount) of the lowest per share purchase price paid in cash by investors in the equity financing.

## BUSINESS

### Description of the Business

ARdVRk's mission is to increase patient and Health Care Professional engagement to help them better understand (education and training) and retain information related to drug therapies and medical devices.
Biopharmaceutical and device companies today face a number of key challenges:

• Inability of physicians and nurses to stay current on new therapies and treatment protocols
• Insufficient healthcare literacy for patients and caregivers to make informed decisions
• Low enrollment by screened patients in clinical trials
• Declining physician access
• Limited patient engagement

To address these challenges, ARdVRk has developed a scalable and configurable avatar platform, Vital Recall®, that has demonstrated better engagement of patient and Health Care Professionals than the currently available engagement models. This provides our clients with an ability to drive:

• Faster and cheaper clinical trials through higher clinical trial enrollment and lower attrition rates as well as improved adherence to clinical trial protocols
• Improved peer-to-peer conversations through better training of Medical Affairs staff
• Increased drug/device sales through increased physician access and treatment adherence and loyalty

### Business Plan

Our Vital Recall® SaaS (Software as a Service) platform is currently in the field, generating revenue, with some of the largest biopharmaceutical and device companies like Becton Dickinson and CSLBehring. Revenue increased by more than 65% in 2019 to $435K and are projecting 2020 revenue of $1M and 2023 revenue of $5M.

### Litigation
None.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| John O'Brien | Chairman & Chairman Compensation Committee member | March 2017 – Present  Retired pharmaceutical executive |
| Elgar Peerschke | CEO & Board member | November 2018 – Present  ARdVRk CEO<br><br>March 2017 – November 2018 Independent Consultant prior |
| Chris McClellan | Chief Technology Officer | March 2017 – Present  ARdVRk Chief Technology Officer |
| Paul Jahn | Chief Medical Officer | March 2017 – Present  Physician |
| Mitchell Ludwig | Counsel | March 2017 – Present  Attorney Private Practice |
| Jim Sauer | Treasurer | March 2017 – Finance director, pharmaceutical industry |

## CAPITALIZATION AND OWNERSHIP

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | AntiDilution Rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|---|
| Class B Shares | 5,000,000 | Yes | No | No effect | 100% | Super-voting 10-1 vs. Class A |
| Class A Shares | 0 | Yes | No | No effect | 0% | None |
| Employee Option Pool | 1,678,160 | No | No | No effect | 12.74% | None |

The Company has the following debt outstanding:

*Convertible Debt*

From 2016 through 2020, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties.  As of December 31, 2020 and 2019, aggregate balances on these convertible debts totaled $2,868,482 and $1,985,000, respectively, of which $550,000 and $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis.

As of December 31, 2019, $860,000 in note principal had matured. During 2020, the Company extended the maturity date of these notes upon receipt of consent from the noteholders.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $2,500,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 90% (10% discount) of the lowest per share purchase price paid in cash by investors in the qualified financing and 2) a price per share obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and all exercise of stock options or warrants that may be outstanding).

In the event the Company consummates, on or prior to the maturity date, an equity financing that does not constitute a qualified financing, then the holders shall have the option to convert the notes and interest thereon at 80% (20% discount) of the lowest per share purchase price paid in cash by investors in the equity financing.

Future annual aggregate maturities of the convertible notes are as follows:

Years ending December 31,

| | |
|---|---|
| 2021 | $ - |
| 2022 | - |
| 2023 | 2,868,482 |
| | $ 2,868,482 |

*Other Debt*

Through the CARES Act of 2020 and under the Payroll Protection Program, the Company received a loan through the Small Business Administration of the US federal government on May 7, 2020 in the amount of $55,821. The loan carries an interest rate of 1.0%, is repayable within two years, and under certain conditions the loan and accrued interest may be forgiven. The proceeds from the loan are intended to be used to cover the Company's payroll costs.

**Ownership**
A majority of the Company is owned by one person. That person is John O'Brien.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| John O'Brien | 2,286,398 Class B Shares | 46.66% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**
ARdVRk Technologies, Inc. was originally formed as a limited liability company on April 14, 2015 in the State of Delaware, and then converted to a corporation on February 15, 2017. The financial statements of ARdVRk Technologies, Inc. (which may be referred to as "ARdVRk", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Princeton, New Jersey.

Through the use of Augmented Reality (AR), Virtual Reality (VR), and 360o video, the Company has developed a proprietary SaaS platform to demystify healthcare for both patients and healthcare professionals alike. The Company creates an immersive experience where patients and healthcare professionals can learn anatomy and how a therapy or device functions in realistic detail.

**Liquidity and Capital Resources**
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $540,987 in cash on hand as of February 28, 2021 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**
The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Note round | 9/2018 | No | Convertible Notes | $1,000,000 | Minimum Viable Product buildout; Operating costs – primarily salaries |
| Note round | 9/2020 | No | Convertible Notes | $939,303 | Platform build out |

**Dilution**
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

From 2016 through 2020, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2020 and 2019, aggregate balances on these convertible debts totaled $2,868,482 and $1,985,000, respectively, of which $550,000 and $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis. As of December 31, 2019, $860,000 in note principal had matured. During 2020, the Company extended the maturity date of these notes upon receipt of consent from the noteholders.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $2,500,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 90% (10% discount) of the lowest per share purchase price paid in cash by investors in the qualified financing and 2) a price per share obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and all exercise of stock options or warrants that may be outstanding).

In the event the Company consummates, on or prior to the maturity date, an equity financing that does not constitute a qualified financing, then the holders shall have the option to convert the notes and interest thereon at 80% (20% discount) of the lowest per share purchase price paid in cash by investors in the equity financing.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

**OTHER INFORMATION**

**Bad Actor Disclosure**

None.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mitchell Ludwig

(Signature)

Mitchell Ludwig

(Name)

Counsel

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mitchell Ludwig

(Signature)

Mitchell Ludwig

(Name)

Counsel

(Title)

April 26, 2021

(Date)

/s/John O'Brien

_____
(Signature)


John O'Brien
_____
(Name)


Chairman
_____
(Title)


April 26, 2021
_____
(Date)


/s/Elgar Peerschke
_____
(Signature)


Elgar Peerschke
_____
(Name)


CEO & Board Member
_____
(Title)


April 26, 2021
_____
(Date)


/s/Jim Sauer
_____
(Signature)


Jim Sauer
_____
(Name)

Treasurer

_____

(Title)


April 26, 2021

_____

(Date)


***Instructions.***

1.        The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.        The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**

*Financials*

# ARDVRK TECHNOLOGIES, INC.

# FINANCIAL STATEMENTS
# (UNAUDITED)

# DECEMBER 31, 2020 and 2019

ARdVRk Technologies, Inc.
Index to Financial Statements
(unaudited)

|  | **Pages** |
|---|---|
| Balance Sheets | 2 |
| Statements of Operations | 3 |
| Statements of Stockholders' Deficit | 4 |
| Statements of Cash Flows | 5 |
| Notes to the Financial Statements | 6 |

# ARDVRK TECHNOLOGIES, INC.
## BALANCE SHEETS
### (unaudited)

|  | 2020 | 2019 |
|---|---:|---:|
| **Assets** | | |
| Current assets: | | |
| Cash | $ 667,411 | $ 405,774 |
| Accounts receivable | - | 10,000 |
| Other current assets | 35,049 | - |
| Total current assets | 702,460 | 415,774 |
| Property and equipment, net | - | 2,496 |
| Total assets | $ 702,460 | $ 418,270 |
| **Liabilities and Stockholders' Deficit** | | |
| Current liabilities: | $ 2,990 | $ 13,102 |
| Accounts payable | 348,100 | 226,092 |
| Accrued liabilities | - | 785,000 |
| Convertible debt - current | - | 200,000 |
| Convertible debt - related parties, current | 351,089 | 1,224,194 |
| Total current liabilities | | |
| Other debt, net of current portion | 55,821 | |
| Convertible debt, net of current portion | 2,318,482 | 700,000 |
| Convertible debt - related parties, net of current portion | 550,000 | 300,000 |
| Total liabilities | 3,275,392 | 2,224,194 |
| Commitments and contingencies (Note 4) | - | - |
| **Stockholders' Deficit** | | |
| Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding | - | - |
| Class A common stock, $0.001 par value, 250,000,000 shares authorized, none issued and outstanding | - | - |
| Class B common stock, $0.001 par value, 9,000,000 shares authorized, 5,000,000 issued and outstanding | 5,000 | 5,000 |
| Additional paid-in capital | 249,257 | 232,182 |
| Accumulated deficit | (2,827,189) | (2,043,106) |
| Total stockholders' deficit | (2,572,932) | (1,805,924) |
| Total liabilities and stockholders' deficit | $ 702,460 | $ 418,270 |

**ARDVRK TECHNOLOGIES, INC.**
**STATEMENTS OF OPERATIONS**
(unaudited)

|  | 2020 | 2019 |
|---|---:|---:|
| Revenues | $ 17,949 | $ 435,524 |
| Cost of revenues | 26,286 | 267,178 |
| Gross (loss) / profit | (8,337) | 168,346 |
| Operating Expenses: | | |
| General and administrative | 254,192 | 247,274 |
| Research and development | 399,546 | 195,915 |
| Total operating expenses | 653,738 | 443,189 |
| Operating loss | (662,076) | (274,843) |
| Other expense - Interest expense | 122,008 | 99,250 |
| Net loss | $ (784,083) | $ (374,093) |

**ARDVRK TECHNOLOGIES, INC.**
**STATEMENTS OF STOCKHOLDERS' DEFICIT**
(unaudited)

| | Shares | Amount | Shares | Amount | Shares | Amount | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|---|---|---|
| December 31, 2018 | - | $ - | - | $ - | 5,000,000 | $ 5,000 | $ 217,964 | $ (1,669,013) | $ (1,446,049) |
| Stock-based compensation | - | - | - | - | - | - | 14,218 | - | 14,218 |
| Net loss | - | - | - | - | - | - | - | (374,093) | (374,093) |
| December 31, 2019 | - | - | - | - | 5,000,000 | 5,000 | 232,182 | (2,043,106) | (1,805,924) |
| Stock-based compensation | - | - | - | - | - | - | 17,075 | - | 17,075 |
| Net loss | - | - | - | - | - | - | - | (784,083) | (784,083) |
| December 31, 2020 | - | $ - | - | $ - | 5,000,000 | $ 5,000 | $ 249,257 | $ (2,827,189) | $ (2,572,932) |

See accompanying notes to the financial statements

4

# ARDVRK TECHNOLOGIES, INC.
## STATEMENTS OF CASH FLOWS
(unaudited)

|  | 2020 | 2019 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Loss | $ (784,083) | $ (374,093) |
| Adjustments to reconcile net loss to net | | |
| cash used in operating activities: | | |
| Depreciation | 2,496 | 8,678 |
| Amortization of debt issuance costs | 5,962 | |
| Stock-based compensation | 17,075 | 14,218 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 10,000 | 23,334 |
| Other current assets | (41,011) | 1,220 |
| Accounts payable | (10,112) | 1,367 |
| Accrued liabilities | 122,008 | 99,250 |
| Net cash used in operating activities | (677,666) | (226,026) |
| | | |
| **Cash Flows from Financing Activities:** | | |
| Proceeds - convertible debt | 833,482 | - |
| Proceeds - convertible debt - related parties | 50,000 | - |
| Proceeds - other debt | 55,821 | - |
| Net cash provided by financing activities | 939,303 | - |
| | | |
| Increase (decrease) in cash and cash equivalents | 261,637 | (226,026) |
| Cash and cash equivalents, beginning of year | 405,774 | 631,800 |
| Cash and cash equivalents, end of year | $ 667,411 | $ 405,774 |

See accompanying notes to the financial statements

## NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

ARdVRk Technologies, Inc. was originally formed as a limited liability company on April 14, 2015 in the State of Delaware, and then converted to a corporation on February 15, 2017. The financial statements of ARdVRk Technologies, Inc. (which may be referred to as "ARdVRk", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Princeton, New Jersey.

Through the use of Augmented Reality (AR), Virtual Reality (VR), and 360º video, the Company has developed a proprietary SaaS platform to demystify healthcare for both patients and healthcare professionals alike. The Company creates an immersive experience where patients and healthcare professionals can learn anatomy and how a therapy or device functions in realistic detail.

*Management Plans and Going Concern*
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations sufficient to cover operational costs.  Losses will continue until such time that profitable operations can be achieved. As a result, the Company is reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through increasing revenues from operations and the sale of equity and/or debt securities. If the Company cannot raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

*Accounts Receivable*

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. No allowance for doubtful accounts was deemed necessary as of December 31, 2020 and 2019.

*Property and Equipment*

Property and equipment are recorded at cost, less accumulated depreciation. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets, which is three years, using the straight-line method for financial statement purposes.

Depreciation expense for the years ended December 31, 2020 and 2019 was $2,496 and $8,768, respectively.

*Impairment of Long-Lived Assets*

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. There were no impairments during the years ended December 31, 2020 and 2019.

*Internal Use Software*

We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.  We have not capitalized any such costs to date.

*Revenue Recognition*

The Company applies Accounting Standards Codification Topic 606 ("ASC 606") – Revenue from Contracts with Customers for revenue recognition purposes.  Under the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. Due to the significant customization of each project, the Company recognizes revenue from the development of AR and VR projects over the period of completion as the Company develops the project and earns the right to the consideration under the contract for work performed. We receive payments from customers based on billing schedules established in our contracts. Generally, the time between billing the customer and when performance obligations are satisfied is not significant.

*Cost of Revenues*

Cost of revenues consists primarily of payroll related and hosting costs.

*Research and Development*

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of non-capitalizable employee and third party costs associated with the development of our platform and related updates, maintenance, and minor improvements. We expense these costs as incurred until viability of revenue generation from the resulting product has been assured.

*Stock-Based Compensation*

The Company accounts for stock options issued to employees and non-employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

*Concentration of Credit Risk*
*Cash* - The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Customer Concentration - Sales* – For the years ended December 31, 2020 and 2019, two customers accounted for 100% of revenues in each year. Management believes that the loss of these customers would not have a material impact on the Company's financial position, results of operations and cash flows.

**NOTE 3 – DEBT**

*Convertible Debt*
From 2016 through 2020, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2020 and 2019, aggregate balances on these convertible debts totaled $2,868,482 and $1,985,000, respectively, of which $550,000 and $500,000 was due to related parties at each respective year-end. The notes bear interest at 5% per annum, and mature three years from issuance. The convertible debts and accrued interest may be prepaid with prior written notice to the holder, provided that any prepayment may only be made in connection with the prepayment of all such convertible notes on a pro rata basis. As of December 31, 2019, $860,000 in note principal had matured. During 2020, the Company extended the maturity date of these notes upon receipt of consent from the noteholders.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $2,500,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 90% (10% discount) of the lowest per share purchase price paid in cash by investors in the qualified financing and 2) a price per share obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and all exercise of stock options or warrants that may be outstanding).

In the event the Company consummates, on or prior to the maturity date, an equity financing that does not constitute a qualified financing, then the holders shall have the option to convert the notes and interest thereon at 80% (20% discount) of the lowest per share purchase price paid in cash by investors in the equity financing.

Future annual aggregate maturities of the convertible notes are as follows:

Years ending December 31,

| | | |
|---|---|---|
| 2021 | $ | - |
| 2022 | | - |
| 2023 | | 2,868,482 |
| | $ | 2,868,482 |

*Other Debt*
Through the CARES Act of 2020 and under the Payroll Protection Program, the Company received a loan through the Small Business Administration of the US federal government on May 7, 2020 in the amount of $55,821. The loan carries an interest rate of 1.0%, is repayable within two years, and under certain conditions the loan and accrued interest may be forgiven. The proceeds from the loan are intended to be used to cover the Company's payroll costs.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' DEFICIT**

*Preferred Stock*
As of December 31, 2020 and 2019, the Company is authorized to issue 50,000,000 shares of preferred stock with a par value of $0.001. There are no shares of preferred stock outstanding as of December 31, 2020 and 2019. The preferred stock does not carry voting rights.

*Common Stock*
As of December 31, 2020, the Company is authorized to issue 250,000,000 shares of Class A common stock with a par value of $0.001 and 9,000,000 shares of Class B common stock with a par value of $0.001. There are no shares of Class A common stock outstanding as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, the Company had 5,000,000 shares of Class B common stock issued and outstanding.

Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held. Each holder of Class B common stock is entitled to 10 votes for each share of Class B common stock held. Other than these voting rights, Class A and Class B common stock have the same rights and privileges and rank equally.

*2017 Equity Compensation Plan*
In 2017, our Board of Directors adopted the 2017 Equity Compensation Plan (the "2017 Plan"). The 2017 Plan provides for the grant of equity awards to employees, officers, directors and consultants, including stock options to purchase shares of our Class A common stock and restricted stock. Up to 1,500,000 shares of our Class A common stock may be issued pursuant to awards granted under the 2017 Plan. The 2017 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2020 and 2019, the Company granted 386,841 and 388,677 stock options under the 2017 Plan to various advisors and employees, respectively. The granted options had an exercise price of approximately $0.04, expire in five years, and ranged from 100% immediate vesting to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with the range of inputs as indicated below:

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| Expected life (years) | 4.5 | 4.5 |
| Risk-free interest rate | 1.3% - 2.6% | 1.3% - 2.6% |
| Expected volatility | 100% - 200% | 100% - 200% |
| Annual dividend yield | 0% | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Forfeitures are recorded as they occur.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Shares | Weighted-Average Exercise Price | | Weighted-Average Remaining Contractual Term (Years) |
|---|---|---|---|---|
| Outstanding as of December 31, 2018 | 1,086,324 | $ | 0.04 | |
| Granted | 388,677 | $ | 0.04 | |
| Exercised | | | 0 | |
| Cancelled | | | 0 | |
| Outstanding as of December 31, 2019 | 1,475,001 | $ | 0.04 | |
| Granted | 386,841 | $ | 0.04 | |
| Exercised | | | - | |
| Cancelled | (118,628) | $ | 0.04 | |
| Outstanding as of December 31, 2020 | 1,743,214 | $ | 0.04 | 7.45 |
| Exercisable at December 31, 2020 | 1,243,799 | $ | 0.04 | 7.08 |

Stock option expense for the years ended December 31, 2020 and 2019 was $17,075 and $14,218, respectively. The Company will recognize the remaining value of the options through 2022 as follows:

Years ending December 31,

| | | |
|---|---|---|
| 2021 | $ | 11,484 |
| 2022 | $ | 8,675 |
| | $ | 20,159 |

*Warrants*
As of December 31, 2020 and 2019, the Company has 56,818 warrants outstanding with an exercise price of $0.042. These warrants will expire at the earlier of July 18, 2027 or upon the occurrence of a change in control transaction or an initial public offering. The warrants included certain anti-dilution provisions which expired on July 18, 2019.

**NOTE 6 – INCOME TAXES**

The Company does not currently have a tax liability to the federal or state governments due to historical losses.

The Company's net deferred tax assets at December 31, 2020 and 2019 are approximately $787,000 and $594,000, respectively, which primarily consist of net operating loss carryforwards. As of December 31, 2020, and 2019, the Company provided a 100% valuation allowance against the net deferred tax assets, which management could not determine would more likely than not be realized. During the years ended December 31, 2020 and 2019, the Company valuation allowance increased by approximately $193,000 and $115,000, respectively.

At December 31, 2020, the Company had federal net operating loss carry forwards of approximately $2.4 million. The federal net operating losses expire on various dates through 2040.

The difference between the effective tax rate and the stated federal tax rate of 21% is primarily due to a full valuation allowance on the net deferred tax assets.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Alabama, Colorado, Minnesota, Pennsylvania, and Texas state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2017. The Company currently is not under examination by any tax authorities.

**NOTE 7 – RELATED PARTY TRANSACTIONS**

As discussed in Note 3, the Company issued convertible debt of which $550,000 was due to related parties.

**NOTE 8 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after December 31, 2020 through March 31, 2021, the issuance date of these financial statements. On March 22, 2021, the company received loan proceeds in the amount of $46,965 under the US federal government's American Rescue Plan Act of 2021. The loan carries an interest rate of 1.0%, is repayable within two years, and under certain conditions the loan and accrued interest may be forgiven. The proceeds from the loan are intended to be used to cover the Company's payroll costs.

There have been no other events or transactions during this time which would have a material effect on these financial statements.